                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No.__)*

                        CABLEVISION SYSTEMS CORPORATION
                        (F/K/A CSC Parent Corporation)
                               (Name of Issuer)

                     Class A Common Stock, $.01 par value
                     ------------------------------------
                        (Title of Class of Securities)

                     Class A Common Stock     12686C 10 9
                     ------------------------------------
                                (CUSIP Number)

     Stephen M. Brett, Esq., Executive Vice President and General Counsel,
                           Tele-Communications, Inc.
    Terrace Tower II, 5619 DTC Parkway, Englewood, CO  80111 (303-267-5500)
    -----------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 MARCH 4, 1998
                                 -------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                          Exhibit Index is on Page 10

Class A Common Stock CUSIP No.  12686C 10 9


________________________________________________________________________________
        (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos.
             of Above Persons

             TELE-COMMUNICATIONS, INC.
             84 - 1260157

________________________________________________________________________________
        (2)  Check the Appropriate Box if a Member of a Group

                                                                     (a)  [_]
                                                                     (b)  [_]

________________________________________________________________________________
        (3)  SEC Use Only

________________________________________________________________________________
        (4)  Source of Funds

             00

________________________________________________________________________________
        (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                          [_]

________________________________________________________________________________
        (6)  Citizenship or Place of Organization

             Delaware

________________________________________________________________________________
                 (7)  Sole Voting Power            12,495,643 Shares of Class A*
 Number of
Shares Bene-          __________________________________________________________
  ficially       (8)  Shared Voting Power          0 Shares
 Owned by
Each Report-          __________________________________________________________
ing Person       (9)  Sole Dispositive Power       12,495,643 Shares of Class A*
   with
                      __________________________________________________________
                 (10) Shared Dispositive Power     0 Shares

________________________________________________________________________________
        (11) Aggregate Amount Beneficially Owned by Each Reporting Person

             12,495,643 Shares of Class A

________________________________________________________________________________
        (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                          [_]
________________________________________________________________________________
        (13) Percent of Class Represented by Amount in Row (11)**

             Class A Common Stock     47.5%


________________________________________________________________________________
        (14) Type of Reporting Person

             HC, CO

__________________
*   Subject to the Stockholders Agreement.  (See Item 6 hereof)

** Each share of the Issuer's Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Holders of Class B Common Stock and Class A Common Stock vote together as a single class, except for the election of directors. With respect to the election of directors and subject to certain conditions, holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board. For all other issues, when the classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities of the Issuer representing approximately 9.1% of the voting power of the Issuer. (See Items 1 and 5)

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                              (Amendment No. __)

                                 Statement of

                           TELE-COMMUNICATIONS, INC.

                       Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934

                                 in respect of

                        CABLEVISION SYSTEMS CORPORATION
                        (F/K/A CSC Parent Corporation)
                       (Commission File No. 333-444547)

ITEM 1.  Security and Issuer
         -------------------

         Tele-Communications, Inc., a Delaware corporation ("TCI"), is filing this Statement on Schedule 13D (this "Statement") with respect to the Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Cablevision Systems Corporation, a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located at One Media Crossways, Woodbury, New York 11797.

         The Issuer has also Class B Common Stock, par value $.01 per share (the "Class B Stock"), issued and outstanding. The holders of Class A Stock and Class B Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer, except for the election of directors. The holders of the Class B Stock is entitled to 10 votes per share and the holders of the Class A Stock are entitled to one vote per share. With respect to the election of directors and subject to certain conditions, holders of Class A Common Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board.

ITEM 2.  Identity and Background
         -----------------------

         The reporting person is TCI, whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

         TCI, through its subsidiaries and affiliates, is principally engaged in the construction, acquisition, ownership, and operation of cable television systems and the provision of satellite-delivered video entertainment, information and home shopping programming services to various video distribution media, principally cable television systems. TCI also has investments in cable and telecommunications operations and television programming in certain international markets as well as investments in companies and joint ventures involved in developing and providing programming for new television and telecommunications technologies. TCI is a Delaware corporation and was incorporated in 1994. TCI Communications, Inc. ("TCIC"), a majority owned subsidiary of TCI, and its predecessors have been engaged in the cable television business since the early 1950's. Prior to August 1994, TCI was named TCI/Liberty Holding Company and TCIC was named Tele-Communications, Inc.

         Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of
TCI: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

         To the knowledge of TCI, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TCI nor any of the Schedule 1 Persons (to the knowledge of TCI) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         TCI currently beneficially owns, through subsidiaries, a total of 12,495,643 shares of Class A Stock. At a Special Meeting of the stockholders of CSC Holdings, Inc., f/k/a Cablevision Systems Corporation ("CSC"), held on February 18, 1998, the stockholders of CSC approved and adopted a Contribution and Merger Agreement, dated as of June 6, 1997, as amended and restated by the Amended and Restated Contribution and Merger Agreement dated as of June 6, 1997 (the "Merger Agreement"), among CSC, TCIC, the Issuer, and CSC Merger Corporation, a wholly owned subsidiary of the Issuer. Pursuant to the terms of the Merger Agreement, effective March 4, 1998, CSC Merger Corporation merged with and into CSC (the "Merger") and each outstanding share of Class A Common Stock of CSC was converted into one share of the Class A Stock and each outstanding share of Class B Common Stock of CSC was converted into one share of the Class B Stock. As a result, CSC became a wholly owned subsidiary of the Issuer. Simultaneously with the consummation of the Merger and pursuant to the terms of the Merger Agreement, TCI transferred to the Issuer certain cable television systems assets owned by TCI in exchange for 12,235,543 shares of Class A Stock (the "Contribution"). In addition, a subsidiary of TCI held 260,100 shares of Class A Common Stock of CSC, which have been converted to Class A Stock in the Merger. As a result of the Contribution and the Merger, TCI became a greater than 5% beneficial owner of Class A Stock of the Issuer.

         The foregoing summary of the Merger and the Contribution is qualified in its entirety by reference to the complete terms, provisions and conditions thereof set forth in the Prospectus of the Issuer and the Proxy Statement of CSC filed on January 20, 1998 (the "Prospectuses/Proxy Statement"), by such parties as part of a Registration Statement on Form S-4 (No. 333-444547). Said Registration Statement and Prospectuses/Proxy Statement are incorporated herein by reference and are so filed herewith as Exhibit 7(A) to this Statement.

ITEM 4.  Purpose of Transaction
         ----------------------

         TCI currently holds its interest in the Issuer for investment purposes. Neither TCI nor, to the best of its knowledge, any of its executive officers, directors or controlling persons, have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any changes in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934, as amended, of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

         Notwithstanding the foregoing, TCI may determine to change its investment intent with respect to the Issuer at any time in the future. In reaching any conclusion as to its future course of action, TCI will take into consideration various factors, such as the Issuer's business and prospects, other developments concerning the Issuer, other business opportunities available to TCI, developments with respect to the business of TCI, and general economic and stock market conditions, including, but not limited to, the market price of the Class A Stock of the Issuer. TCI reserves the right, depending on other relevant factors and subject to the terms and restrictions of the Stockholders Agreement described in Item 6 below, to acquire additional shares of the Class A Stock of the Issuer in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of the Class A Stock of the Issuer or to change its intention with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) TCI presently beneficially owns, through subsidiaries, 12,495,643 shares of the Class A Stock. The 12,495,643 shares of Class A Stock beneficially owned by TCI represent 47.5% of the 26,325,729 shares of Class A Stock outstanding on March 2, 1998, as certified by the Issuer in connection with the closing on the Merger Agreement and adjusted for 52,000 shares issued in connection with a separate partnership contribution transaction consummated simultaneously with the Merger and the shares issued to TCI in connection with the Contribution. In addition, the Issuer has 11,096,709 shares of Class B Stock outstanding on March 2, 1998, as certified by the Issuer in connection with the closing on the Merger Agreement.

         With respect to matters presented for a vote of the holders of Class A Stock and Class B Stock (other than for the election of directors), TCI beneficially owns voting equity securities representing 9.1% of the voting power therefor. With respect to the election of directors, the holders of Class A Stock vote as a separate class and are entitled to elect 25% of the total number of directors constituting the whole board.

         Robert R. Bennett, an Executive Vice President of TCI, owns 1,000 shares of Class A Stock, which represent less than 1% of the 26,325,729 shares of Class A Stock outstanding on March 2, 1998. Other than Mr. Bennett, none of the Schedule 1 Persons have any interest in any securities of the Issuer.

         (b) TCI's power to vote or to direct the voting of the shares of the Class A Stock that TCI beneficially owns and its power to dispose of, or to direct the disposition of, such shares of Class A Stock are subject to the Stockholders Agreement described in Item 6 below.

         To the knowledge of TCI, Mr. Bennett has the sole power to vote, or to direct the voting of the shares of, the Class A Stock beneficially owned by him. To the knowledge of TCI, Mr. Bennett has the sole power to dispose of, or to direct the disposition of, the shares of Class A Stock beneficially owned by him.

         (c) Except for the securities of the Issuer converted, issued or granted in connection with the Merger or the Contribution, neither TCI nor, to the knowledge of TCI, any of the persons named on Schedule 1, has executed transactions in the Class A Stock of the Issuer during the past sixty (60) days.

         (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock owned by TCI.

         To the knowledge of TCI, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Stock owned by Mr. Bennett.

         (e)  Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Issuer
         ---------------------------

         Pursuant to the terms of the Merger Agreement, TCI contributed certain cable television systems assets to the Issuer in exchange for 12,235,543 shares of Class A Stock. The description of the Contribution and the securities received by TCI in connection therewith contained herein is qualified in its entirety by reference to the text of the Merger Agreement. The Merger Agreement is incorporated herein by reference and is attached to this Statement as Exhibit 7(B).

         In connection with the Contribution, TCI, the Issuer and certain other parties who beneficially own Class B Stock (the "Class B Parties"), entered into a Stockholders Agreement dated as of March 4, 1998 (the "Stockholders Agreement"). The description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement attached to this Statement as Exhibit 7(C) and incorporated herein by reference. The Stockholders Agreement provides for, among other things, the following: (a) limitations on TCI's ability to acquire additional shares of Class A Stock if following such acquisition TCI would beneficially own 10% more of the Class A Stock in excess of what it received in the Contribution; (b) limitations on TCI's ability to transfer its shares of Class A Stock to any person who after such transfer would own 10% or more of the outstanding shares of Class A Stock or 5% of more of all outstanding shares of the Issuer's Common Stock, except for certain transfers (such as to certain subsidiaries of TCI or to a single party that has agreed to become a party to the Stockholders Agreement); (c) consultation rights for the parties to the Stockholders Agreement on a sale of the Issuer or a sale of significant assets of the Issuer and on certain sales of the Issuer's Common Stock owned by TCI or by the Class B Parties; (d) certain tag-along rights of TCI and drag-along rights of the Class B Parties upon certain sales of the Issuer's Common Stock by the Class B Parties; (v) preemptive rights in favor of TCI, with certain limited exceptions; (f) TCI's right to designate two directors for election to the Issuer's Board; (g) the TCI directors to be members of a committee to approve certain transactions with the Class B Parties with such directors having veto rights over such transactions; (h) TCI's agreement to vote its shares of Class A Stock in proportion with the public holders of the Class A Stock for the election of 25% of the directors of the Issuer and any increase in authorized shares; (i) Issuer's agreement not to effect acquisition transactions that would cause its debt to cash flow ratio to exceed certain specified ratios; and (j) certain registration rights in favor of TCI for its shares of Class A Stock.

         Except as described above and in Items 3 and 7 hereof, there are no other contracts, arrangements, understandings or relationships among TCI and other persons with respect to the Class A Stock of the Issuer.

ITEM 7.  Material to be Filed as Exhibits
         --------------------------------

         (A) Registration Statement on Form S-4, filed by the Issuer and CSC on January 20, 1998, and thereafter ordered effective January 20, 1998, under Commission File No. 333-444547, which is hereby incorporated by this reference.

         (B) Contribution and Merger Agreement, dated as of June 6, 1997, as amended and restated by the Amended and Restated Contribution and Merger Agreement dated as of June 6, 1997, among CSC, TCIC, the Issuer, and CSC Merger Corporation filed January 20, 1998, as Appendix A to the Prospectuses/Proxy Statement contained in said Registration Statement, under Commission File No. 333-444547, which is hereby incorporated by this reference.

         (C) Stockholders Agreement, dated as of March 4,1998, among TCI, the Issuer and certain beneficial owners of the Class B Stock filed as an Exhibit to TCI's Current Report on Form 8-K dated March 6, 1998, under Commission File No. 0-20421, which is hereby incorporated by this reference.

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 9, 1998                                  TELE-COMMUNICATIONS, INC.



                                                /s/ Stephen M. Brett
                                               ----------------------------
                                               Stephen M. Brett
                                               Executive Vice President and
                                               General Counsel

                                  SCHEDULE 1
                                  ----------

             Directors, Executive Officers and Controlling Persons
                                      of
                       Tele-Communications, Inc. ("TCI")

                                                 DIRECTORS
                                                 ---------

                                  Principal Occupation &                                     Principal Business or Organization in
Name                              Business Address                                           Which such Employment Is Conducted
----                              ----------------------                                     -------------------------------------


Donne F. Fisher                   Consultant & Director of TCI; Business                     Cable television & telecommunications
                                  Executive                                                  & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

John W. Gallivan                  Director of TCI; Former Chairman of the                    Newspaper publishing
                                  Board of Kearns-Tribune Corporation
                                  400 Tribune Building
                                  Salt Lake City, UT 84111

Paul A. Gould                     Director of TCI, an Executive Vice President               Investment banking services
                                  and a Managing Director of
                                  Allen & Company Incorporated
                                  711 5th Avenue
                                  New York, New York 10022

Leo J.  Hindery, Jr.              President, Chief Operating Officer and                     Cable television & telecommunications
                                  Director of TCI                                            & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Jerome H. Kern                    Director of TCI; Business Consultant; Special              Business Consulting; Law
                                  Counsel to Baker & Botts, L.L.P.
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Kim Magness                       Director of TCI; Business Executive                        Management of various business
                                  4000 E. Belleview                                          enterprises
                                  Englewood, CO 80111


John C. Malone                    Chairman of the Board, Chief Executive Officer             Cable television & telecommunications
                                  & Director of TCI                                          & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Robert A.  Naify                  Director of TCI; President & Chief Executive               Provider of services to the motion
                                  Officer of Todd-AO Corporation                             picture industry
                                  172 Golden Gate Avenue
                                  San Francisco, CA 94102



                                  Principal Occupation &                                     Principal Business or Organization in
Name                              Business Address                                           Which such Employment Is Conducted
----                              ----------------------                                     -------------------------------------


J C Sparkman                      Consultant & Director of TCI                               Cable television & telecommunications
                                  5619 DTC Parkway                                           & programming services
                                  Englewood, CO 80111

                                             EXECUTIVE OFFICERS
                                             ------------------

Robert R. Bennett                 Executive Vice President of TCI                            Cable television & telecommunications
                                  5619 DTC Parkway                                           & programming services
                                  Englewood, CO 80111

Gary K. Bracken                   Executive Vice President & Controller                      Cable television & telecommunications
                                  of TCI Communications, Inc.                                & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Stephen M. Brett                  Executive Vice President, Secretary                        Cable television & telecommunications
                                  & General Counsel of TCI                                   & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

William R. Fitzgerald             Exective Vice President of                                 Cable television & telecommunications
                                  TCI Communications, Inc.                                   & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Gary S. Howard                    Executive Vice President of TCI                            Cable television & telecommunications
                                  5619 DTC Parkway                                           & programming services
                                  Englewood, CO 80111

Marvin L. Jones                   Director, Executive Vice President & Chief                 Cable television & telecommunications
                                  Operating Officer of TCI Communications, Inc.              & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Ann M. Koets                      Executive Vice President of                                Cable television & telecommunications
                                  TCI Communications, Inc.                                   & programming services
                                  5619 DTC Parkway
                                  Englewood, CO 80111

Larry E. Romrell                  Executive Vice President of TCI                            Cable television & telecommunications
                                  5619 DTC Parkway                                           & programming services
                                  Englewood, CO 80111

Bernard W. Schotters, II          Senior Vice President & Treasurer of TCI                   Cable television & telecommunications
                                  5619 DTC Parkway                                           & programming services
                                  Englewood, CO 80111

                                 EXHIBIT INDEX
                                 -------------


 EXHIBIT                                   EXHIBIT                                                PAGE
 NUMBER
----------------------------------------------------------------------------------------------------------
7(A)           Registration Statement on Form S-4, filed by the Issuer and CSC on January           --
               20, 1998, and thereafter ordered effective January 20, 1998, under
               Commission File No. 333-444547, which is hereby incorporated by this reference.

7(B)           Contribution and Merger Agreement, dated as of June 6, 1997, as amended and          --
               restated by the Amended and Restated Contribution and Merger Agreement
               dated as of June 6, 1997, among CSC, TCIC, the Issuer, and CSC Merger
               Corporation filed January 20, 1998, as Appendix A to the Prospectuses/Proxy
               Statement contained in said Registration Statement, under Commission File
               No. 333-444547, which is hereby incorporated by this reference.

7(C)           Stockholders Agreement, dated as of March 4,1998, among TCI, the Issuer and          --
               certain beneficial owners of the Class B Stock filed as an Exhibit to TCI'S
               Current Report on Form 8-K dated March 6, 1998, under Commission File No.
               0-20421, which is hereby incorporated by this reference.